SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)

The Howard Hughes Corporation
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

44267D107
(CUSIP Number)

Cai Zhiwei
China Investment Corporation, Stable Investment Corporation, Best Investment Corporation
New Poly Plaza
No.1 Chaoyangmen Beidajie
Beijing 100010, P.R. China
Facsimile: +86 (10) 64086282

Copy to:

Lee Parks, Esq.
Fried, Frank, Harris, Shriver, & Jacobson LLP
One New York Plaza
New York, NY 10004−1980
(212) 859−8000

December 19, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS China Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,546,661*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,546,661*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,546,661*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%*
14	TYPE OF REPORTING PERSON CO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of these shares of Common Stock. See Item 5.

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Stable Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,546,661*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,546,661*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,546,661*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%*
14	TYPE OF REPORTING PERSON CO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of these shares of Common Stock. See Item 5.

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Best Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,546,661*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,546,661*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,546,661*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%*
14	TYPE OF REPORTING PERSON CO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of these shares of Common Stock. See Item 5.

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 2”) amends the Schedule 13D filed on November 19, 2010 (the “Original Schedule 13D”) and amended on November 14, 2012 (“Amendment No. 1” and, together with the Original Schedule 13D and Amendment No. 1, the “Schedule 13D”).  This Amendment No. 2 relates to the common stock, $0.01 par value per share (the “Common Stock”), of The Howard Hughes Corporation, a Delaware corporation (the “Company”).

Item 5. Interest in Securities of the Issuer

    Item 5(a)-(c) of the Schedule 13D is hereby amended in its entirety as follows:

(a)-(b) As of the close of business on December 19, 2012, the Investment Vehicles directly held and beneficially owned the shares of Common Stock indicated on the following table.  Each of the Investment Vehicles shares voting and investment power as indicated in the paragraphs below the table.  All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on 39,498,912 shares of Common Stock outstanding, which includes the 37,973,640 shares of Common Stock reported as outstanding as of November 5, 2012 by the Company in its Form 10-Q filed with the Securities and Exchange Commission on November  9, 2012 plus the 1,525,272 shares of Common Stock issued to the Investment Vehicles pursuant to the terms of the Warrant Purchase Agreement as set forth in Item 4 in Amendment No. 1.

Investment Vehicle	Common Stock	Beneficial Ownership
BRH HHC	1,154,339	2.92%
BRH II	792,109	2.01%
BRH III	908,593	2.30%
BRH IV-A	105,051	0.27%
BRH IV-B (1)	209,677	0.53%
BRH IV-C (1)	70,247	0.18%
BRH IV-D	70,247	0.18%
BRH V	236,398	0.60%
Total:	3,546,661	9.0%

(1) The shares of Common Stock are held directly by Brookfield US Retail Holdings LLC. Pursuant to the BRH IV-B Agreement and BRH IV-C Agreement, as applicable, the applicable Investment Vehicle shares investment and voting power (but not with Brookfield US Retail Holdings LLC) over the shares of Common Stock held directly by Brookfield US Retail Holdings LLC.

The Reporting Person has no sole voting or investment power with respect to any shares of Common Stock.

By virtue of (i) the ability of Stable and Best under the Operating Agreement of BRH III to appoint and remove the members of the board of directors of BRH III and (ii) the ability of the board of directors of BRH III, which owns more than 14% of the aggregate ownership interests held by all Tier One Parallel Investment Vehicles, to direct BAM Canada on behalf of BRH III to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions and material dispositions of Common Stock by the Investment Vehicles), Stable and Best may be deemed to share beneficial ownership of the Common Stock held by each of the Investment Vehicles with the Other Filers (as defined below). By virtue of CIC being the parent of CIC International, which is the parent of both Stable and Best, CIC may be deemed to share beneficial ownership of the Common Stock held by each of the Investment Vehicles. Additionally, by virtue of the various agreements and arrangements described in this Schedule 13D, the Reporting Persons may be deemed to be members of a “group” with the Investment Vehicles and Brookfield Asset Management Inc., Partners Limited, Brookfield Holdings Canada Inc., Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Brookfield Private Funds Holdings Inc., Brookfield US Holdings Inc., Brookfield US Corporation, and Future Fund Board of Guardians (collectively, the “Other Filers”) with respect to the shares of Common Stock held by the Investment Vehicles as well as any other shares of Common Stock beneficially owned by such Other Filers. None of the Investment Vehicles or the Other Filers is a Reporting Person on this Schedule 13D, and any obligations any of them may have under Section 13(d) of the Act would have to be satisfied on one or more separate filings. Each Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of the shares reported herein as well as any other shares of Common Stock beneficially owned by the Other Filers.

(c) None of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has effected any transaction in Common Stock since the filing of Amendment No. 1 other than the transactions set forth below:

Date	Investment Vehicle	Number of Shares Sold	Weighted Average Sale Price
11/29/121	BRH HHC	52,120	$73.6049
	BRH II	35,765	$73.6049
	BRH III	41,025	$73.6049
	BRH IV-A	4,743	$73.6049
	BRH IV-B (1)	9,467	$73.6049
	BRH IV-C (1)	3,172	$73.6049
	BRH IV-D	3,172	$73.6049
	BRH V	10,674	$73.6049
12/3/122	BRH HHC	3,894	$73.2737
	BRH II	2,672	$73.2737
	BRH III	3,065	$73.2737
	BRH IV-A	354	$73.2737
	BRH IV-B (1)	707	$73.2737
	BRH IV-C (1)	237	$73.2737
	BRH IV-D	237	$73.2737
	BRH V	797	$73.2737
12/4/123	BRH HHC	8,137	$72.7639
	BRH II	5,583	$72.7639
	BRH III	6,405	$72.7639
	BRH IV-A	740	$72.7639
	BRH IV-B (1)	1,478	$72.7639
	BRH IV-C (1)	495	$72.7639
	BRH IV-D	495	$72.7639
	BRH V	1,666	$72.7639
12/5/124	BRH HHC	3,614	$72.7542
	BRH II	2,480	$72.7542
	BRH III	2,845	$72.7542
	BRH IV-A	329	$72.7542
	BRH IV-B (1)	656	$72.7542
	BRH IV-C (1)	220	$72.7542
	BRH IV-D	220	$72.7542
	BRH V	740	$72.7542
12/6/125	BRH HHC	1,457	$72.5006
	BRH II	1,000	$72.5006
	BRH III	1,147	$72.5006
	BRH IV-A	133	$72.5006
	BRH IV-B (1)	265	$72.5006
	BRH IV-C (1)	89	$72.5006
	BRH IV-D	89	$72.5006
	BRH V	298	$72.5006
12/7/126	BRH HHC	2,392	$72.5306
	BRH II	1,642	$72.5306
	BRH III	1,883	$72.5306
	BRH IV-A	218	$72.5306
	BRH IV-B (1)	435	$72.5306
	BRH IV-C (1)	146	$72.5306
	BRH IV-D	146	$72.5306
	BRH V	490	$72.5306
12/11/127	BRH HHC	8,611	$73.483
	BRH II	5,909	$73.483
	BRH III	6,778	$73.483
	BRH IV-A	784	$73.483
	BRH IV-B (1)	1,564	$73.483
	BRH IV-C (1)	524	$73.483
	BRH IV-D	524	$73.483
	BRH V	1,763	$73.483
12/12/128	BRH HHC	11,392	$73.2557
	BRH II	7,817	$73.2557
	BRH III	8,966	$73.2557
	BRH IV-A	1,037	$73.2557
	BRH IV-B (1)	2,069	$73.2557
	BRH IV-C (1)	693	$73.2557
	BRH IV-D	693	$73.2557
	BRH V	2,333	$73.2557
12/13/129	BRH HHC	6,807	$73.1229
	BRH II	4,671	$73.1229
	BRH III	5,358	$73.1229
	BRH IV-A	619	$73.1229
	BRH IV-B (1)	1,236	$73.1229
	BRH IV-C (1)	414	$73.1229
	BRH IV-D	414	$73.1229
	BRH V	1,394	$73.1229
12/14/1210	BRH HHC	3,255	$73.25
	BRH II	2,233	$73.25
	BRH III	2,562	$73.25
	BRH IV-A	296	$73.25
	BRH IV-B (1)	591	$73.25
	BRH IV-C (1)	198	$73.25
	BRH IV-D	198	$73.25
	BRH V	667	$73.25
12/17/1211	BRH HHC	9,144	$73.2901
	BRH II	6,275	$73.2901
	BRH III	7,198	$73.2901
	BRH IV-A	832	$73.2901
	BRH IV-B (1)	1,661	$73.2901
	BRH IV-C (1)	556	$73.2901
	BRH IV-D	556	$73.2901
	BRH V	1,873	$73.2901
12/18/1212	BRH HHC	8,137	$73.5813
	BRH II	5,583	$73.5813
	BRH III	6,405	$73.5813
	BRH IV-A	740	$73.5813
	BRH IV-B (1)	1,478	$73.5813
	BRH IV-C (1)	495	$73.5813
	BRH IV-D	495	$73.5813
	BRH V	1,666	$73.5813
12/19/1213	BRH HHC	4,143	$76.2096
	BRH II	2,843	$76.2096
	BRH III	3,261	$76.2096
	BRH IV-A	377	$76.2096
	BRH IV-B (1)	753	$76.2096
	BRH IV-C (1)	252	$76.2096
	BRH IV-D	252	$76.2096
	BRH V	849	$76.2096
12/19/1214	BRH HHC	8,137	$74.5843
	BRH II	5,584	$74.5843
	BRH III	6,405	$74.5843
	BRH IV-A	741	$74.5843
	BRH IV-B (1)	1,478	$74.5843
	BRH IV-C (1)	495	$74.5843
	BRH IV-D	495	$74.5843
	BRH V	1,666	$74.5843

1 On this date, shares were sold at a range of $73.50 to $73.85 per share.  The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

2 On this date, shares were sold at a range of $73.00 to $73.50 per share.  The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

3 On this date, shares were sold at a range of $72.75 to $72.94 per share.  The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

4 On this date, shares were sold at a range of $72.72 to $72.80 per share.  The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

5 On this date, shares were sold at a range of $72.50 to $72.51 per share.  The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

6 On this date, shares were sold at a range of $72.50 to $72.59 per share.  The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

7 On this date, shares were sold at a range of $73.25 to $73.65 per share.  The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

8 On this date, shares were sold at a range of $73.26 to $73.36 per share.  The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

9 On this date, shares were sold at a range of $73.10 to $73.38 per share.  The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

10 On this date, shares were sold at a range of $73.25 to $73.25 per share.  The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

11 On this date, shares were sold at a range of $73.25 to $73.55 per share.  The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

12 On this date, shares were sold at a range of $73.55 to $73.67 per share.  The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

13 On this date, shares were sold at a range of $76.10 to $76.46 per share.  The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

14 On this date, shares were sold at a range of $74.50 to $74.78 per share.  The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2012	CHINA INVESTMENT CORPORATION

	By:	/s/ Lou Jiwei
Name: Lou Jiwei
Title: Chairman and Chief Executive Officer

Dated: December 21, 2012	STABLE INVESTMENT CORPORATION

	By:	/s/ Li Keping
Name: Li Keping
Title: Executive Director

Dated: December 21, 2012	BEST INVESTMENT CORPORATION

	By:	/s/ Li Keping
Name: Li Keping
Title: Executive Director